March 23, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Washington, DC 20549

Mail Stop: 4720

Re:	Acura Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 9, 2016
File No. 333-210039

Dear Ms. Hayes:

On behalf of Acura Pharmaceuticals, Inc. (the “Company”), I am writing to respond to your letter to Peter A. Clemens dated March 17, 2016 (the “Comment Letter”) relating to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 9, 2016.

We have reproduced below the sole comment contained in the Comment Letter and have provided our response.

Comment

Please incorporate by reference the Current Report on Form 8-K filed on March 14, 2016.

Response to Comment

We have incorporated the March 14, 2016 Form 8-K into the Registration Statement and have filed an amended Registration Statement and also included language with respect to future reports filed by us prior to effectiveness of the Registration Statement.

E-mail: john.reilly@leclairryan.com	1037 Raymond Blvd.
Direct Phone: 973.491.3354	Newark, New Jersey 07102
Direct Fax: 973.491.3392	Phone: 973.491.3600 \ Fax: 973.491.3555
17735214_1.doc
CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Malinda Miller \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

March 23, 2016

On behalf of the Company, I am authorized to state:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s response provided above to the Staff’s comment adequately addresses the Staff’s inquiry. Please contact me with any clarifications you may require.

Sincerely,

/s/ John P. Reilly

John P. Reilly

cc:
Irene Paik
Mary Beth Breslin
Robert Jones, CEO
Peter Clemens, CFO